

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549-0306

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

May 3, 2006

Mr. Bo Linton, President
Carbon Jungle, Inc.
400 Continental Blvd, 6<sup>th</sup> floor
El Segundo, CA 90245

> **Re:    Carbon Jungle, Inc.**
> **Item 4.01 Form 8-K**
> **Filed 5/2/06**
> **File No. 333-58188**

Dear Mr. Linton:

We have reviewed your filing and have the following comments.  Where indicated, we think you should revise your document in response to these comments.  If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.  Please be as detailed as necessary in your explanation.  In some of our comments, we may ask you to provide us with more information so we may better understand your disclosure.  After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing.  We look forward to working with you in these respects.  We welcome any questions you may have about our comments or any other aspect of our review.  Feel free to call us at the telephone numbers listed at the end of this letter.

1.  Please correct the commission file number on the cover page of your filing.  Also, it appears that the name of the company and contact address has recently changed.  Please submit the corrected information on the appropriate EDGAR form.  Information for EDGAR filers is available at www.sec.gov.

2.  We note the second paragraph of your disclosure.  The meaning of the "except for" reference to your prior 10KSB filing is unclear, and it appears that the filing date is incorrect.  Please revise your disclosure to clearly state the periods that were audited by the former accountant, and then address whether the former accountant's report on the financial statements for either of the past two years contained an adverse opinion, a disclaimer of opinion, or was qualified or modified as to uncertainty, audit scope or accounting principles; and to describe the nature of each such adverse opinion, disclaimer of opinion, modification or

qualification.  This would include disclosure of uncertainty regarding the ability to continue as a going concern in the accountant's report.  Please revise your disclosure accordingly.

3.  Item 304(a)(1)(iv)(A) of Regulation S-B requires you to disclose whether during the registrant's two most recent fiscal years and any subsequent interim period through the date of resignation, declination or dismissal there were any disagreements, resolved or not, with the former accountant on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreement(s), if not resolved to the satisfaction of the former accountant, would have caused it to make reference to the subject matter of the disagreement(s) in connection with its reports.  Please revise your disclosure accordingly.

4.  Please obtain and file an Exhibit 16 letter from the former accountants stating whether the former accountant agrees with your revised Item 304 disclosures, or the extent to which the accountant does not agree.

As appropriate, please amend your filing and respond to these comments within five business days or tell us when you will respond.  You may wish to provide us with marked copies of the amendment to expedite our review.  Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information.  Detailed cover letters greatly facilitate our review.  Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·  the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·  the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.  If you have any questions, please call Carlton Tartar, Assistant Chief Accountant, at (202) 551-3387.


Sincerely,


Carlton Tartar
Assistant Chief Accountant